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10 June 2024

Private and confidential
LOP Ref.: 34/2024

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Ciudad BBVA. Sauceda, 28, Edificio Asia, planta 2
28050 Madrid

With copy to:
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-1090
United States of America

Dear all

We, Ashurst LLP, Sucursal en España, ("**Ashurst**"), have acted as counsel on matters of Spanish law for BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the "**Bank**"), in connection with the provision of an opinion in relation to its application for registration as a non-U.S. security-based swap dealer ("**SBSD**") with the United States Securities and Exchange Commission ("**SEC**").

1. **Definitions**

1.1 Unless otherwise provided, terms beginning with capital letters but not defined in this opinion will have the meanings set forth in the MOU Between SEC and ECB and the MOU Between SEC, CNMV and BdE, each as defined below.

2. **Background**

2.1 We have been asked to provide an opinion, on matters of Spanish law, in order to satisfy the requirements of 17 CFR §240.15Fb2-4(c)(1) as they apply to the Bank. This opinion addresses whether the Bank can:

(a) provide the SEC with prompt access to the books and records of the Bank that are physically held or electronically stored in (i) Spain ("**Spanish Books and Records**") and (ii) the United States ("**U.S. Books and Records**" and, together with the Spanish Books and Records, the "**Books and Records**");

(b)   submit the Spanish Books and Records to conduct an on-site inspection and examination by the SEC in Spain; and

(c)   submit the U.S. Books and Records to conduct an on-site inspection and examination by the SEC in the U.S. without breaching Spanish law.

3.   Documents examined

3.1   For the purposes of this opinion, we have examined the documents described below:

(a)   the Memorandum of Understanding between the United States Securities and Exchange Commission ("**SEC**") and the European Central Bank ("**ECB**") concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated 16 August, 2021 (the "**MOU Between SEC and ECB**");

(b)   the Memorandum of Understanding between the United States Securities and Exchange Commission ("**SEC**"), the *Comisión Nacional del Mercado de Valores* ("**CNMV**") and the *Banco de España* ("**BdE**") concerning consultation, cooperation and exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated October 2021 (the "**MOU between SEC, CNMV and BdE**");

(c)   the administrative arrangement for the transfer of personal data between each of the European Economic Area ("**EEA**") Authorities set out in Appendix A, including the CNMV, and each of the non-EEA Authorities set out in Appendix B, including the SEC, dated 23 May, 2019 and 10 May, 2019, respectively (the "**Data Protection Arrangement**"); and

(d)   the SEC's Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security-Based Swap Participants Subject to Regulation in the Kingdom of Spain dated October 22, 2021 (release No. 34-93412; File No. S7-09-21) (the "**SEC Order**").

For the purposes of this opinion, we have not reviewed any documents other than those mentioned in this section 3.

4. Scope

4.1 This legal opinion is limited to matters of Spanish law as it relates to the questions described in section 2 above.

4.2 This opinion is a formal and necessarily concise statement of opinion in terms of Spanish Law and should not be treated as a substitute for comprehensive legal advice regarding the registration of the Bank as a non-U.S. SBSD with the SEC.

4.3 This opinion is limited to the laws of the Kingdom of Spain that are in full force and effect on the date hereof, as applied and interpreted by the Spanish courts or regulatory authorities on such date.

4.4 We express no opinion on the laws of any jurisdiction other than Spain.

4.5 In this opinion, Spanish legal concepts are expressed in English terms and not in their original Spanish terms and may not be exactly equivalent to the concepts described by the English terms used herein. Terms appearing in the Spanish language have the meaning ascribed to them under Spanish law and in the case of a conflict between Spanish terms and English terms, the Spanish meaning shall prevail.

4.6 We express no opinion on matters of fact, nor on questions of law which can be decided only on the basis of matters of fact, nor on the effect of facts, whether known to us or not, which may impact on the opinion given herein.

4.7 In giving this opinion, we do not assume any obligation to notify its addressees of any change in Spanish law, or in the legal status of the Bank, or of any other circumstance occurring after the issue of this opinion. To that end, we acknowledge that the SEC rules require a non-resident SBSD to re-certify within 90 days of any change to the legal or regulatory framework that would impact the ability of such SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change in the law, such SBSD is required to submit a revised opinion describing how, as a matter of Spanish law, it will continue to meet its obligations.

5. Assumptions

In giving our opinion, we have assumed the following:

5.1 The documents which we have reviewed and which are described in section 3 have not been amended, revoked or affected in any way (including by any litigation, process or action). Such documents remain accurate, up to date and in full force and effect as of the date of this opinion.

5.2   The SEC, ECB, CNMV and BdE, as applicable, will comply in all respects with all applicable provisions of the reviewed documents described in section 3.

5.3   The Bank is a significant institution supervised by the CNMV and the ECB (with the participation of the BdE).

5.4   The access to the Books and Records and the conduct of On-Site Inspections[1] relate only to clients of the Covered Activities (the "**Relevant Clients**") and employees of the Bank based in Spain (the "**Relevant Employees**").

5.5   None of the Relevant Clients is a natural person and therefore the Books and Records are not linked to any of the Bank's business concerning individual clients.

5.6   The access to the Books and Records and any On-Site Inspections are limited to information which is necessarily required for the ongoing supervision, oversight and enforcement activity of the SEC in connection with the Covered Activities of the Bank.

5.7   The Books and Records may include limited personal data, as defined in the General Data Protection Regulation 2016/679 (the "**GDPR**"), of legal representatives and contact persons of the Relevant Clients and of the Relevant Employees (the "**Personal Data**"). Any Personal Data would include only basic categories of data, such as identification details (name and surname) and professional contact details. The access and processing of the Personal Data by the SEC is incidental[2] to the transmission of, and the On-Site Inspections and examinations of, the Books and Records.

5.8   The Books and Records will be accessed, and any On-Site Inspections will be conducted, by the SEC and not by or on behalf of any other foreign authorities.

5.9   As regards the SEC's access to the Spanish Books and Records and its conduct of the On-Site Inspections , the SEC and/or the persons and/or organisations directly or indirectly acting on behalf of the SEC in this respect (i) are bound by official or professional secrecy (ii) will use the Spanish Books and Records exclusively for the lawful ongoing supervision and oversight (including enforcement) of the Covered Activities under U.S. Laws and Regulations and (iii) will not share the Spanish Books and Records with other authorities, courts or bodies other than for the purpose as stated under clause (ii) and in accordance with the provisions of the MOU Between SEC and ECB and the MOU Between SEC, CNMV and BdE.

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[1] The term On-Site Inspection also includes the term On-Site Visit in the MOU Between SEC, CNMV and BdE.

[2] The access and processing of the Personal Data by the SEC will be limited and incidental, since the SEC will not be focused on any personal data that may be included in the Books and Records.

5.10   Neither the contractual arrangements with the Covered Clients nor any orders by, or other arrangements with, supervisory authorities or any other administrative or judicial bodies prohibit the Bank from providing the SEC with prompt access to the Books and Records, or from submitting to any On-Site Inspections by the SEC in Spain or in the U.S.

5.11   The Bank will keep the U.S. Books and Records in the U.S., in accordance with the SEC rules.

6.   Legal opinion

Based on the assumptions listed in section 5 above.

6.1   **Can the bank provide the sec with prompt access to the Spanish books and records and U.S. books and records?**

(a)   **Blocking Statute**

Under Spanish law, there is no general restriction or prohibition in the form of a blocking statue or otherwise that would prohibit the Bank from providing the SEC with access to the Spanish Books and Records and U.S. Books and Records for its inspection and examination following SEC's request to the Bank or in connection with an On-Site Visit. However, Article V of the MOU Between SEC and ECB and Article V of the MOU Between SEC, CNMV and BdE provide for certain procedures that the SEC should comply with when conducting On-Site Visits to the Bank, including the inspection, examination and obtainment of the Spanish Book and Records.

Without prejudice to the above, the disclosure and cross-border transfer to the SEC of the Personal Data contained in the Spanish Books and Records may be subject to certain restrictions under Spanish law, as explained in section (c) below.

(b)   **Bank secrecy obligations**

In accordance with article 83 of Law 10/2014, of 26 June 2014, on the regulation, supervision and solvency of credit institutions (the "**LOSSEC**"), the Bank must keep confidential all information on the balances, positions, transactions and other operations of its clients and such information may not be disclosed to third parties or disseminated.

The following are exceptions to this confidentiality rule:

(i)   information whose disclosure or dissemination to third parties is permitted by the client or by law;

(ii)   information that is requested by or must be submitted to the relevant supervisory authorities;

(iii)   information that is required in order to comply with Law 10/2010 of 28 April 2010 on the prevention of money laundering and terrorist financing. In this case, the information shall be disclosed in accordance with the client's terms or as provided by law; and

(iv)   information exchanges between credit institutions belonging to the same consolidated group.

On the basis of the aforementioned exceptions, we conclude that the SEC may be given access to the Spanish Books and Records, including information on balances, positions, transactions and other operations with the Relevant Clients, without breaching article 83 of LOSSEC; provided that:

(i)   the Relevant Clients have provided the SEC with a valid consent to the disclosure of such information in the relevant Books and Records; or

(ii)   SEC qualifies as a supervisory authority. Given that article 83 of LOSSEC does not expressly restrict the concept of supervisory authority to the Spanish or EU supervisory authorities and that the MOU Between SEC, CNMV and BdE recognises the SEC as a supervisory authority, the SEC may be considered a supervisory authority and therefore the Bank can provide the SEC with access to the Spanish Books and Records for the purposes of supervision and oversight under the laws and regulations applicable to the SEC with respect to the Bank's Covered Activities and in accordance with paragraphs 42, 43 and 53 of the MOU between SEC, CNMV and BdE; or

(iii)   the access is for the purposes of an On-Site Inspection conducted in accordance with the MOU Between SEC and ECB and/or the MOU Between SEC, CNMV and BdE (see section 6.2 below).

(c)   **Data protection**

It is important to note that the Bank intends to anonymise the Personal Data in the Books and Records, in accordance with the data minimisation principle. Therefore, data protection regulations will not apply and none of the implications set out below will have to be followed. In scenarios where the SEC requests further information concerning specific activities which would entail the disclosure of Relevant Clients' Personal Data, the following should be noted regarding the SEC's access to the Personal Data:

(i) Obligation to notify (Article 13 GDPR)

In accordance with Article 13 GDPR, the Bank, as controller shall at the time of collecting the Personal Data, inform the data subject of the following, among other things:

(A) the recipients or categories of recipients of the Personal Data (i.e. the SEC);

(B) that the Bank intends to transfer Personal Data to a third country and

(C) the existence of the adequacy decision by the Commission dated 10 July 2023 and appropriate or suitable safeguards.

(ii) International transfer of data (Article 44 GDPR)

The GDPR establishes the possibility of international data transfers to those countries in which there is a Commission decision that guarantees adequate levels of protection in accordance with Article 45 of the GDPR.

In this regard, on 10 July 2023, the European Commission adopted its adequacy decision on the EU-U.S. Data Privacy Framework. (*Commission Implementing Decision of 10 July 2023 pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council on the adequate level of protection of personal data under the EU-US Data Privacy Framework*).

This decision concludes that the United States ensures an adequate level of protection (comparable to that of the European Union) for personal data transferred from the EU to U.S. companies under the new framework.

As a result, provided that the SEC joins the EU-U.S. Data Privacy Framework by undertaking to comply with certain specific privacy obligations[3], Personal Data will be able to flow securely from the EU to U.S. without the need for additional data protection safeguards.

(iii) Transfer of data under Article 49 GDPR exceptions (MOU and Data Protection Arrangement)

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[3] For example, the requirement to delete personal data when it is no longer needed for the purpose for which it was collected and to ensure continuity of protection when sharing personal data with third parties.

In the event that the SEC does not join the EU-U.S. Data Privacy Framework, Article 49 of the GDPR, the MOU Between SEC, CNMV and BdE and the Data Protection Arrangement refer to the following exceptions:

- Consent (art. 49.1(a) GDPR): given the nature of the Personal Data, the consent should be given either by the Relevant Employees or by the legal representatives and/or contact persons of the Relevant Clients.

  Despite this, consent given by the Relevant Employees could be deemed invalid by the Spanish data protection authorities due to the imbalance between the data subject (employee) and the controller (Bank) as a result of the dependent nature of the employment relationship (*Guidelines 05/2020 on consent under Regulation 2016/679 of 4 May 2020*).

  Moreover, with respect to Relevant Clients it is difficult to establish whether all Relevant Clients have provided their specific consent based on the information provided. Although some Relevant Clients may have granted such consent, it is difficult to verify all such consents due to the volume of the Bank's clients. Therefore, it is advisable to have a different legal basis for the processing of Personal Data.

- Public interest (art. 49.1 (d) GDPR): whenever the transfer is necessary or legally required on important public interest grounds under EU law or the law of the Member State to which the controller (the Bank) is subject, as in the case in which the data transfer is requested by a third country authority for an investigation which serves a public interest of that third country on grounds that also exist in EU or Member State law.

  In addition, the application of public interest considers that the existence of an international agreement or convention which recognises a certain objective and provides for international cooperation to foster that objective could be an indicator when assessing the existence of a public interest, provided that the EU or the Member States are a party to that agreement or convention.

  In this regard, should the SEC require additional information with respect to Personal Data of Relevant Clients that is not anonymised, the MOU Between SEC, BdE and CNMV and the Data Protection Arrangement are indicative. Data protection authorities encourage data exporters to cover international transfers by establishing appropriate administrative, technical and physical safeguards in accordance with the GDPR, to protect the confidentiality, data security and integrity of any non-public information obtained from the authority; rather than relying on Article 49.1(d) of the GDPR.

We consider that it would be reasonable to disclose the Personal Data of Relevant Clients and Relevant Employees to the SEC on public interest grounds given the MOU Between SEC, BdE and CNMV and that the aim of the SEC would be to investigate behaviours that may qualify as infringements.

- Legitimate interest (art. 49.1(g)(2) GDPR): in cases where Personal Data of Relevant Employees is not anonymised, it may be also argued that the transfer is necessary for compelling legitimate interests of the controller, provided that additional conditions are met, including that the transfer is not repetitive and concerns only a limited number of data subjects.

  Pursuant to the Spanish Data Protection Law, the processing of contact data and data relating to the employees' roles shall be presumed to be covered on the legitimate interest, provided that (i) the processing relates solely to data necessary for their professional role and (ii) the purpose of the processing is solely to maintain relations with the legal person in respect of which the data subject provides their services.

(d) **Conclusion**

Based on the above and subject to the Scope (see section 4 above), our view is that the Bank can, as a matter of Spanish law, provide the SEC with prompt access to the Spanish Books and Records and the U.S. Records and Books provided that the above-mentioned requirements set out in paragraphs (b) and (c) are met.

6.2 **Can the bank submit to on-site inspection and examination by the sec of the Spanish books and records?**

Due to the sovereignty of the Kingdom of Spain and in line with the principles of international law, foreign financial market supervisory authorities such as the SEC may not carry out direct on-site inspections and examination of the Bank's Spanish Books and Records, unless:

(a) the Bank allows such on-site inspection and examination by the SEC of the Spanish Books and Records, provided that the confidentiality obligations and data protection regulations referred to in sections 6.1(b) and (c) are complied with; or

(b)   the on-site inspection and examination by the SEC of the Spanish Books and Records are conducted in accordance with the MOU Between SEC and ECB and/or the MOU Between SEC, CNMV and BdE.

Each of the MOU Between SEC and ECB and the MOU Between SEC, CNMV and BdE provides that the SEC may conduct On-Site Inspections of the Bank, including inspecting, examining and obtaining its Books and Records directly through such On-Site Inspections as are necessary in order to fulfil the SEC's supervisory and oversight responsibilities in connection with Covered Activities.

In any event, in conducting On-Site Inspections, the SEC must consult and work collaboratively with the CNMV and/or the BdE and must comply before conducting an On-Site Inspection with the procedures set out in section 49 of the MOU Between SEC, CNMV and BdE.

Without prejudice to the data protection considerations in section 6.1(c) above applicable to the Relevant Employees, under Spanish law, the Relevant Employees will be obliged to cooperate regarding any On-Site Inspection by the SEC if so instructed by the Bank in its capacity as employer.

Therefore, based on the above and subject to the Scope (see section 4 above), we are of the opinion that the Bank can, as a matter of Spanish law, submit to on-site inspection and examination by the SEC in relation to the Spanish Books and Records.

6.3   **Can the bank submit to on-site inspection and examination by the sec of the U.S. books and records?**

From a Spanish regulatory standpoint, based on the assumption that any on-site inspection and examination of the U.S. Books and Records occurs in the United States and, as guaranteed by the Bank, without the involvement of employees or other representatives or agents of the Bank or of a Bank group company located in Spain, there is no action taking place on Spanish territory, and therefore no prohibition, restriction or limitation under Spanish law will apply to any on-site inspection and examination by the SEC in relation to its U.S. Books and Records.

From a Spanish data protection standpoint, if the Bank is considered the data controller of the U.S. Books and Records, the access and the on-site inspection and examination by the SEC of the U.S. Books and Records will be subject to the obligations under Spanish data protection law as indicated above.

7. **Addressees of the opinion**

7.1   This opinion is strictly limited to the matters set out herein and is not to be read as extending by implication to any other matters not specifically referred to herein. It is addressed to the Bank and the SEC (the "**Addressees**") only and is for their benefit and the benefit of their respective successors and assignees in connection with the matters described herein.

7.2   This opinion is given on the date hereof and on the basis that it is governed by and is to be construed in accordance with Spanish law. By relying on this opinion, the Addressees agree that all disputes arising out of or in relation to this opinion shall be subject to the exclusive jurisdiction of the competent courts of the city of Madrid, Spain.

Yours sincerely

Ashurst LLP